UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING	SEC FILE NUMBER: 33-9875
CUSIP NUMBER: 100534106

(Check One):     ☒ Form 10-K     ☐ Form 20-F     ☐ Form 11-K     ☐ Form 10-Q     ☐ Form N-SAR

For Period Ended: March 26, 2005

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION
BOSTON ACOUSTICS, INC. Full Name of Registrant
Former Name if Applicable
300 Jubilee Drive Address of Principal Executive Office (Street and Number)
Peabody, Massachusetts 01960 City, State and Zip Code

PART II—RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; ☒

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and ☒

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

Our Annual Report on Form 10-K for the fiscal year ended March 26, 2005 cannot be filed within the prescribed time period because we are experiencing delays in the collection of certain information required to be included in the Form 10-K. These delays could not be eliminated without unreasonable effort or expense. We expect to file the Form 10-K as soon as reasonably practicable and in no event later than the fifteenth calendar day following the prescribed due date.

Cautionary Note Regarding Forward Looking Statements

Statements made in this Form 12b-25, as well as statements made by us in periodic filings with governmental entities, press releases and other public communications, that reflect management’s current assumptions and estimates of future performance may contain forward-looking statements to future events or future financial performance that involves risks and uncertainties. These statements are made pursuant to the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934. These statements are only predictions and actual results could differ materially from those anticipated in these statements based upon a number of factors including those uncertainties and risk factors detailed from time to time in reports filed by us with the Securities and Exchange Commission, including our most recent reports on Forms 10-K and 10-Q.

PART IV—OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Debra A. Ricker (Name)	(978) (Area Code)	538-5000 (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes     ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes     ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In a press release dated June 10, 2005, we announced that, for the twelve months ended March 26, 2005, net sales increased approximately 12% to $59.1 million from $52.6 million in the same period a year ago and that net income increased to approximately $3.2 million from approximately $1.9 million, while diluted earnings per share were $.76 per share compared to $.43 per share for the twelve months ended March 27, 2004.

BOSTON ACOUSTICS, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 24, 2005	By:	/s/ Debra A. Ricker
Name: Debra A. Ricker Title: Vice President—Finance